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                                                                  Exhibit(a)(15)

                          TCF ACQUISITION CORPORATION
                        C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022


SOURCE: Three Cities Research, Inc.
CONTACT: W. Robert Wright, II, Three Cities Research, Inc. at (212) 605-3217


FOR IMMEDIATE RELEASE

THREE CITIES FUNDS INCREASE COHR INC. TENDER OFFER PRICE


     NEW YORK, NEW YORK, February 4, 1999 - Three Cities Fund II, L.P. and Three Cities Offshore II C.V. announced today that they have increased the price they will pay for shares of COHR Inc. (Nasdaq: CHRI) tendered in response to their tender offer and extended the expiration date of the tender offer.

     The revised price being offered by the Three Cities Funds is $6.50 net per share in cash. In the tender offer as originally made on January 4, 1999, they were offering $5.375 per share, which would be increased to $6.375 per share if pending stockholder suits against COHR were settled before the tender offer expired on a basis which would not require COHR to pay more than $3.0 million net of any insurance proceeds. The revised offer price is not contingent on settlement of the stockholder suits.

     The Three Cities Funds have extended the expiration date of the tender offer to midnight, New York City time, on February 24, 1999. The tender offer originally had been scheduled to expire on February 3, 1999, and that date had previously been extended to February 16, 1999. The Three Cities Funds do not expect to extend the expiration date beyond February 24, 1999.

     The tender offer will be followed by a merger of TCF Acquisition Corporation, which is owned by the Three Cities Funds, into COHR, in which COHR's remaining stockholders will receive the same $6.50 per share as is paid in the tender offer. The original Agreement between TCF Acquisition and COHR had provided that the merger would only take place if after the tender offer, the Three Cities Funds and TCF Acquisition owned at least 85% of COHR's outstanding common stock. That condition has been eliminated.

     The Three Cities Funds already own 48.3% of COHR's common stock. The tender offer and the merger are a means for the Three Cities Funds to acquire the shares they do not already own.

     The change in the tender offer price was made after COHR's Board of Directors had received a letter in which a company proposed to pay $7 per share for COHR's common stock if the company satisfactorily completed its due diligence and could negotiate a satisfactory merger agreement. That letter was accompanied by a letter in which a bank stated that, assuming completion of a due diligence investigation with respect to COHR's assets and business, with results satisfactory to it, including satisfaction as to the status of pending litigation and the operating performance of one of COHR's divisions, the bank was highly confident it would be able to arrange a syndicate of lenders to finance 100% of the proposed purchase price. COHR's Board of Directors has determined that the revised transaction with the Three Cities Funds would be fair to COHR's stockholders, and in their best interests, despite the possibility of a transaction with the other company.